 Exhibit 99.1

Amarc Provides Update On Joy Copper-Gold District And Files Project Technical Report

VANCOUVER, BC / ACCESSWIRE / May 15, 2020 / Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV:AHR)(OTCQB:AXREF) is pleased to announce that a National Instrument 43-101 Technical Report (the "Report") for the Company's JOY Project, British Columbia ("BC") (the "Project") will be filed today under Amarc's profile at www.sedar.com. It will also be available on the Company's website at www.amarcresources.com/ahr/Home.asp. The Report provides details on the potential of the Company's JOY porphyry copper-gold deposit district, along with proposed exploration plans for the PINE deposit, the MEX deposit target and a series of drill-ready high potential exploration targets.

Amarc's 100%-owned 482 km2 JOY Project covers the northern extension of the prolific Kemess porphyry copper-gold district (the "Kemess District") in the Toodoggone region of north-central BC (see attached figures1). The Kemess District is well-known to Amarc's technical team through their association with Hunter Dickinson Inc. ("HDI"); its members are credited as being the first to recognize the District's true porphyry potential - acquiring both the early-stage Kemess North and Kemess South prospects and advancing them to significant porphyry copper-gold deposits, before selling the projects to a predecessor of Northgate Minerals ("Northgate"). Northgate went on to develop the Kemess South mine (BC's third largest gold producer), producing 3 million ounces of gold, and 750 million pounds of copper over a 13-year period to 20112. The southern area of the Kemess District is now held by Centerra Gold Inc. ("Centerra"), and includes the government-approved Kemess Underground Project (the deeper higher grade extension of the Kemess North deposit), the advanced stage Kemess East deposit as well as the mined-out Kemess South deposit. The resource road that services Centerra's deposits and the historical Lawyers and Shasta gold-silver mines, also provides access to Amarc's JOY Project.

The PINE deposit and MEX deposit target on the JOY Project have seen several phases of historical drilling. Work by Amarc has identified significant expansion potential at both that requires drill testing. In addition, Amarc has defined seven large (approximately 1 to 8 km2), high potential porphyry copper-gold exploration target areas, each of which hosts multiple targets that are either drill-ready, or can rapidly be brought up to a drill ready status by the completion of focused surface surveys (see attached figure). A highly effective targeting strategy was achieved by combining and interpreting information from the Company's exploration surveys and extensive historical datasets. These datasets include results from soil geochemical sample grids, airborne magnetics and ground Induced Polarization ("IP") geophysical surveys, geological and alteration mapping and historical drilling. The large historical soils geochemical database (6,390 samples) was particularly useful.

New Porphyry Copper-Gold Potential at PINE and MEX

The PINE deposit is a northeast-trending, 2.5 km-long porphyry copper-gold mineralized system located within an underexplored 6 km2 area of strong hydrothermal alteration, as defined by IP chargeability, alteration mapping and limited historical drilling. At the PINE deposit, shallow historical drilling (most holes record less than 175 m vertical penetration) indicates that mineralization is open both laterally and to depth, with many of the holes ending in mineralization and some showing a downhole increase in copper and gold grades (see attached figure). Examples of the historical results are: hole P97-08 that intersected 141 m of 0.17% Cu, 0.49 g/t Au, 2.0 g/t Ag and 0.001% Mo from 128 m, hole 92-40 that intersected 85 m of 0.14% Cu, 0.73 g/t Au, 0.6 g/t Ag and 0.002% Mo from 55 m, and hole 93-44 that intersected 82 m of 0.12% Cu, 0.52 g/t Au, 1.1 g/t Ag and 0.003% Mo from 37 m. In addition to the delineated drill-ready targets at PINE, untested areas of high IP chargeability and/or soil geochemistry lie between the widely-spaced historical holes and extend outward laterally, with the majority of the surrounding 6 km2 area of strong hydrothermal alteration remaining to be fully explored.

Similarly, at the MEX deposit target widely-spaced historical drilling indicates that the system remains open both laterally and to depth.

Newly Identified Porphyry Copper-Gold Targets

The MEX Cluster, located between the PINE and MEX mineralized systems, includes a series of new targets (see attached figure), that are characterized by coincident anomalies defined by geochemical, geophysical and mapping surveys. These new, well-defined targets are a priority for early drill testing.

Additional surface surveys are planned to prepare emerging drill targets at the Canyon South, Twins, SW Takla, Central Takla and the North Finley target areas for drilling. For example at Canyon South, a 1 km wide high-contrast >28 mV/V core of a 2 km-wide >18 mV/V IP chargeability anomaly closely coincides with a 500 m diameter magnetic high that is possibly related to an unidentified, and potentially mineralized, porphyry stock. Notably, two historical drill holes: PIN09-15, which encountered 11.43 g/t Au over 3 m (197.0 m to 200.0 m), and MEX12-013, which recorded 0.05% Cu and 0.18 g/t Au over 62.3 m (13.73 m to 76.0 m) are located on the periphery of the Canyon South target and on the opposite sides of the open 2 km-wide IP chargeability anomaly. Such an occurrence of gold ± copper could be related to the outer regions of a porphyry system. A new IP survey is proposed to expand the coverage of the historical IP to define the full extent of the chargeability anomaly in preparation for drill testing.

Amarc is planning the next phase of the JOY Project exploration to include core drill testing of drill-ready targets, undertaken concurrently with low-cost surface exploration work to efficiently bring the latter new exploration targets up to a drill-ready status.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to create value from its exploration and development-stage projects.

Amarc is advancing the 100%-owned IKE, DUKE and JOY porphyry copper deposit projects located in different, prolific porphyry districts in southern, central and northern BC, respectively. Each of the three projects is located in proximity to industrial infrastructure - including power, highways and rail. These projects represent significant potential for the discovery of multiple and important-scale, porphyry gold-copper and copper-molybdenum deposits.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC's and the world's most important mineral resources - such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie and IKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, indigenous groups and other project stakeholders in order to advance its mineral properties responsibly, and to do so in a manner that contributes to sustainable community and economic development. Amarc senior management and project teams seek early and meaningful engagement with local landowners, First Nations and other land interests to ensure its mineral exploration and development activities are well-coordinated and broadly supported, to address local priorities and concerns, and to optimize opportunities for collaboration and local benefit. In particular, the Company seeks to establish mutually beneficial partnerships with indigenous groups within whose traditional territories its projects are located - including through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Dr. Diane Nicolson
President and CEO

1 Figure notes: Golder Associates, 2017. Technical Report for the Kemess Underground Project and Kemess East Project, BC, AuRico Metals Ltd., SEDAR. Kemess Underground (reserve NSR cut-off NSR C$15.30/t; resource cut-off NSR C$15/t) and Kemess East Indicated Resources (cut-off NSR C$17.30/t); South Kemess Past Production (ore milled). Kemess Underground mineral resources include mineral reserves.
BC MINFILE Number: 094E 066, LAWYERS.
2 SRK Consulting (Canada) Inc. 2013. NI 43-101 Technical Report on the Kemess Underground Project, British Columbia, Canada, AuRico Metals Ltd., SEDAR.

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

SOURCE: Amarc Resources Ltd.